March 6, 2012

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549 Attention: Mr. Kevin L. Vaughn

Re:
Thermon Group Holdings, Inc.
Thermon Holding Corp.
Form 10-K for the fiscal year ended March 31, 2011
Filed June 20, 2011
Form 10-Q for the period September 30, 2011
Filed November 14, 2011
(File Nos. 001-35159 and 333-168915-05)

Ladies and Gentlemen:

This letter is submitted with respect to Thermon Group Holdings, Inc. and Thermon Holding Corp. (collectively, “Thermon”) in response to the comment letter, dated February 21, 2012 (the “Letter”), of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Thermon’s Form 10-K for the fiscal year ended March 31, 2011 (the “2011 Form 10-K”) and Form 10-Q for the quarterly period ended September 30, 2011 filed with the Commission on June 20, 2011 and November 14, 2011, respectively.  For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

Form 10-K for the fiscal year ended March 31, 2011
Critical Accounting Policies and Estimates, page 43
--Revenue Recognition, page 44

1.
We note your disclosure here regarding your revenue recognition. Please revise future filings to provide greater insight into the critical accounting estimates related to your revenue recognition. For example, we note your disclosures regarding your recognition of certain contract revenues on the percentage-of-completion method, which is based on contract costs incurred to date compared with total estimated contract costs. Discuss how you develop your estimates of total contract costs. Provide analysis of how accurate your estimates have been in the past, how much the estimates have changed in the past and whether the estimates are reasonably likely to change in the future.

In response to the Staff’s comment, Thermon intends to supplement its critical accounting policies and estimates disclosure regarding revenue recognition in future Form 10-K and Form 10-Q filings as follows:

THERMON . . . The Heat Tracing Specialists ®
www.thermon.com

100 Thermon Dr.  •  PO Box 609  •  San Marcos, TX 78667  •  Phone: 512-396-5801  •  Fax: 512-396-3627  •  800-820-HEAT (4328)
2810 Mowery Road  •  Houston, TX 77045  •  Phone: 713-433-2600  •  Fax: 713-433-4541  •  800-654-2583

 Revenue recognition. Revenues from sales of products are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is probable.  On average, less than 20% of our annual revenues are derived from the installation of heat tracing solutions for which we apply construction-type accounting. These construction-related contracts are awarded on a competitive bid and negotiated basis. We offer our customers a range of contracting options, including cost-reimbursable, fixed-price and hybrid, which has both cost-reimbursable and fixed-price characteristics. Our construction contract revenue is primarily recognized using the percentage-of-completion method, based on the percentage that actual costs-to-date bear to total estimated costs to complete each contract. We follow the guidance of FASB ASC Revenue Recognition Topic 605-35 for accounting policies relating to our use of the percentage-of-completion method, estimating costs and revenue recognition, including the recognition of profit incentives, unapproved change orders and claims and combining and segmenting contracts. We utilize the cost-to-cost approach to measure the extent of progress toward completion, as we believe this method is less subjective than relying on assessments of physical progress. Under the cost-to-cost approach, the use of total estimated cost to complete each contract is a significant variable in the process of determining recognized revenue and is a significant factor in the accounting for contracts. Significant estimates that impact the cost to complete each contract are costs of engineering, materials, components, equipment, labor and subcontracts; labor productivity; schedule durations, including subcontract and supplier progress; liquidated damages; contract disputes, including claims; achievement of contractual performance requirements; and contingency, among others. The cumulative impact of revisions in total cost estimates as contracts progress is reflected in the period in which these changes become known, including the recognition of any losses expected to be incurred on contracts in progress. Due to the various estimates inherent in our construction contract accounting, actual results could differ from those estimates.  Our historical construction contract cost estimates have generally been accurate, and management does not believe that there is a reasonable likelihood that there will be a material change in future estimates or the methodology used to calculate these estimates.

--Estimating allowances, specifically the allowance for doubtful accounts and the adjustment for excess and obsolete inventories, page 44

2.
We note your disclosures here that you write down your inventory equal to the difference between the cost of the inventory and the estimated fair value based on assumptions of future demand and market conditions. Please revise future filings to disclose in greater detail how you develop your assumptions regarding future demand and market conditions. Supplement the disclosure with information regarding how accurate your assumptions have been in the past, how much your estimates have changed in the past and whether the estimates are reasonably likely to change in the future.

In response to the Staff’s comment, Thermon intends to supplement its critical accounting policies and estimates disclosure regarding inventory obsolescence in future Form 10-K and Form 10-Q filings as follows:

We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and estimated fair market value based on assumptions of future demand and market conditions. Fair market value is determined quarterly by comparing inventory levels of individual products and components to historical usage rates, current backlog and estimated future sales and by analyzing the age and potential applications of inventory, in order to identify specific products and components of inventory that are judged unlikely to be sold. Our finished goods inventory consists primarily of completed electrical cable that has been manufactured for various heat tracing solutions.  Most of our manufactured product offerings are built to industry standard specifications that have general purpose applications and therefore are sold to a variety of customers in various industries.  Some of our

THERMON . . . The Heat Tracing Specialists ®
www.thermon.com

100 Thermon Dr.  •  PO Box 609  •  San Marcos, TX 78667  •  Phone: 512-396-5801  •  Fax: 512-396-3627  •  800-820-HEAT (4328)
2810 Mowery Road  •  Houston, TX 77045  •  Phone: 713-433-2600  •  Fax: 713-433-4541  •  800-654-2583

products, such as custom orders and ancillary components outsourced from third-party manufacturers, have more specific applications and therefore may be at a higher risk of inventory obsolescence. Inventory is written-off in the period in which the disposal occurs. Actual future write-offs of inventory for salability and obsolescence reasons may differ from estimates and calculations used to determine valuation allowances due to changes in customer demand, customer negotiations, product application, technology shifts and other factors.  Our allowance for excess and obsolete inventories was $XX million and $1.7 million at March 31, 2012 and 2011, respectively.  Historically, inventory obsolescence and potential excess cost adjustments have been within our expectations, and management does not believe that there is a reasonable likelihood that there will be a material change in future estimates or assumptions used to calculate the inventory valuation reserves.

Thermon Group Holdings, Inc. Financial Statements, page 51

3.
We note that you have classified certain expenses such as “Loss on disposition of property, plant and equipment”, “Success fees to owners related to the CHS Transactions” and “Miscellaneous income (expense)” as non-operating expenses. Please explain to us the nature of these expenses and why they are appropriately classified as non-operating expenses. Refer to Rule 5-03(9) of Regulation S-X. This comment also applies to the financial statements of Thermon Holding Corporation.

As discussed in the 2011 Form 10-K, on April 30, 2010, an investor group led by entities affiliated with CHS Capital LLC and two other private equity firms (collectively, the “private equity sponsors”) acquired a controlling interest in Thermon from affiliates of the Audax Group private equity firm (“Audax”). The acquisition was financed through (i) the issuance of $210.0 million aggregate principal amount of Thermon’s senior secured notes and (ii) a $129.2 million equity investment by the private equity sponsors and certain members of Thermon’s current and former management team.  Concurrent with the closing of the acquisition, a wholly-owned subsidiary of Thermon entered into a new revolving credit facility and Thermon’s then-existing revolving credit and term loan facilities were terminated and all outstanding borrowings were repaid.  The foregoing transactions are referred to collectively in the 2011 Form 10-K as the “CHS Transactions.”  Immediately following the closing of the CHS Transactions, Thermon paid a transaction success fee to the private equity sponsors and reimbursed their out-of-pocket expenses pursuant to the terms of a closing fee agreement.  Thermon refers to this transaction success fee and expense reimbursement as the “Success fees to owners related to the CHS Transactions” in its consolidated statements of operations.

As set forth in more detail in Note 16 “Miscellaneous Income (Expense)” to Thermon’s consolidated financial statements included in the 2011 Form 10-K, miscellaneous expense for the reported periods was substantially comprised of transaction expenses related to the CHS Transactions, including financing fees, professional advisory fees and bonus payments paid to employees.  Transaction expenses were also incurred during the 2009 and 2010 fiscal years when Audax initiated prior sale processes with respect to their interest in Thermon.  While the “Success fees” are related to the CHS Transactions, they are presented separately from other transaction expenses in the consolidated statements of operations due to their related party nature.

The CHS Transaction-related expenses and “Success fees” paid to the private equity sponsors are extraordinary cash charges not associated with the ongoing operations of Thermon and are non-recurring in nature.  Therefore, Thermon believes that these expenses are appropriately classified as non-operating expenses.

THERMON . . . The Heat Tracing Specialists ®
www.thermon.com

100 Thermon Dr.  •  PO Box 609  •  San Marcos, TX 78667  •  Phone: 512-396-5801  •  Fax: 512-396-3627  •  800-820-HEAT (4328)
2810 Mowery Road  •  Houston, TX 77045  •  Phone: 713-433-2600  •  Fax: 713-433-4541  •  800-654-2583

Upon further consideration of this classification and in light of the Staff’s comment, Thermon has determined that “Loss on disposition of property, plant and equipment” is in fact operational in nature.  We intend to reclassify this expense to “Cost of sales” and “Operating expense”, as applicable, for the prior comparable period in our upcoming Annual Report on Form 10-K for the fiscal year ending March 31, 2012.  Thermon notes that the amount of such loss and its classification as a non-operating expense did not have any impact on Thermon’s compliance with any of its debt covenants, nor did it  have any effect on reported net income.

Thermon Holding Corporation Financial Statements, page 86
Note 21—Guarantor Consolidation, page 118

4.
We note that you have presented condensed consolidating information pursuant to Rule 3-10 of Regulation S-X. We further note that this information is presented as unaudited. Please explain your basis for presenting this information on an unaudited basis, citing any authoritative literature upon which you relied.

The reference to the condensed consolidating information in Note 21 “Guarantor Consolidation” as “unaudited” was a clerical error.  Such condensed consolidating information was audited by Ernst & Young LLP, Thermon’s independent auditors, and covered by the audit report of Ernst & Young LLP included in the 2011 Form 10-K.  Thermon confirms to the Staff that it will correct this error in future Form 10-K filings.

Form 10-Q for the period ended September 30, 2011
Note 12—Commitments and Contingencies, page 9
Building Construction Accident, page 9

5.
We note your disclosure that you do not believe this contingency will have any adverse effects on your ability to produce and ship product. Your current disclosures do not appear to provide all of the information required by FASB ASC paragraphs 450-20-50-2 and 3. Please revise your future filings accordingly or tell us why no revision in future filings is necessary.

Thermon notes the Staff’s comment and refers the Staff to Note 12 “Commitments and Contingencies” in its Form 10-Q for the quarterly period ended December 31, 2011 (filed with the Commission on February 9, 2012), in which Thermon noted that whereas both the general contractor and steel erection subcontractor involved in the incident were issued citations by OSHA and have been sued in private actions brought by the decedent’s estate as a result of the accident, Thermon has not been fined or named in any lawsuits related to this matter.  In response to the Staff’s comment, Thermon intends to further supplement its contingencies disclosure in future Form 10-K and Form 10-Q filings by noting that Thermon does not anticipate incurring any significant losses with respect to this matter that would not be covered by insurance.

*******

THERMON . . . The Heat Tracing Specialists ®
www.thermon.com

100 Thermon Dr.  •  PO Box 609  •  San Marcos, TX 78667  •  Phone: 512-396-5801  •  Fax: 512-396-3627  •  800-820-HEAT (4328)
2810 Mowery Road  •  Houston, TX 77045  •  Phone: 713-433-2600  •  Fax: 713-433-4541  •  800-654-2583

In response to the Staff’s request, Thermon acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

THERMON . . . The Heat Tracing Specialists ®
www.thermon.com

100 Thermon Dr.  •  PO Box 609  •  San Marcos, TX 78667  •  Phone: 512-396-5801  •  Fax: 512-396-3627  •  800-820-HEAT (4328)
2810 Mowery Road  •  Houston, TX 77045  •  Phone: 713-433-2600  •  Fax: 713-433-4541  •  800-654-2583

If you wish to discuss the foregoing at any time, or if there is anything we can do to facilitate the Staff’s review, please feel free to contact me at 512-396-5801.

Very truly yours,

/s/ Jay Peterson

Jay Peterson Chief Financial Officer

cc:           Rodney Bingham, President and Chief Executive Officer

THERMON . . . The Heat Tracing Specialists ®
www.thermon.com

100 Thermon Dr.  •  PO Box 609  •  San Marcos, TX 78667  •  Phone: 512-396-5801  •  Fax: 512-396-3627  •  800-820-HEAT (4328)
2810 Mowery Road  •  Houston, TX 77045  •  Phone: 713-433-2600  •  Fax: 713-433-4541  •  800-654-2583